Exhibit 4.8

Guarantee

Dated this [__] day of  [__]

From: Seanergy Maritime Holdings Corp., with registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960
(hereinafter “Guarantor” or “we” or “us”),

To: V.Ships Greece Ltd., with registered office at 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, HM08, Bermuda (hereinafter “V. Ships” or “you” or “Beneficiary”).

WHEREAS, each of [__] of [__] (each hereinafter referred to as the “Owner” and collectively the “Owners”), each being a wholly-owned subsidiary of the Guarantor, has entered into or is contemplating entering, into an addendum to the existing Management Agreement with V.Ships, under its capacity as technical manager, in relation to the M/Vs [__] respectively (hereinafter each referred to as the “Vessel” and collectively the “Vessels”), on the terms and conditions agreed therein (each such addendum, as the same may from time to time be modified, amended and supplemented, shall be referred hereinafter to as the “Addendum” and collectively the “Addenda”).

WHEREAS, each Addendum relates to the assumption by V.Ships of the relevant compliance obligations for each respective Vessel under the FuelEU Maritime (as defined therein), while each Owner shall perform the obligations particularly mentioned therein.

WHEREAS, each Addendum provides that the parent company of each Owner shall provide a guarantee in favor of V.Ships as particularly described therein.

WHEREAS, this Guarantee is the guarantee mentioned under each Addendum.

NOW THEREFORE, in consideration of the foregoing, the Guarantor hereby covenants and agrees as follows:

1.
Guarantee: The Guarantor hereby guarantees the due and punctual payment to you of all sums payable by the Owners to V.Ships under and pursuant to each Addendum for each Vessel at any time during the duration of the respective technical management agreement and each Addendum, as may be applicable.

2.
Payment Demand and Terms of Payment: Provided always that under no circumstance shall we bear more liability than each Owner, if any of the Owners fails for whatever reason to perform any obligation or fails to pay any sums when due to you in accordance with the provisions of the respective Addendum, you shall notify us in writing of the manner in which such Owner has failed to perform and request that payment be made by the Guarantor under this Guarantee specifying the bank account V.Ships wish to receive payment ( “Payment Demand”).

The Guarantor shall within ten (10) Greek business days after receipt of such Payment Demand, make payment in-full of the respective amount due to the bank account specified in the Payment Request.

3.
Waivers: This is an on-demand Guarantee and not merely a surety. Therefore, the Guarantor hereby waives (a) any right to assert any counterclaim or other defenses before payment and to exercise any right to set-off; (b) any right to require that any action or proceeding be brought against each of the Owners or any other person in advance of payment.

No delay of V.Ships in the exercise of or failure to exercise any right hereunder shall operate as a waiver of such rights, a waiver of any other rights or a release of the Guarantor from any obligations hereunder.

4.
Termination: This Guarantee shall terminate in relation to each Owner on the earlier of the (i) date on which the respective Management Agreement for the relevant Vessel is terminated or (ii) the respective Addendum for the relevant Vessel is terminated. Where the respective Addendum is terminated between 1 January and 30 June of a Verification Period, and V.Ships was the responsible compliance entity on 31 December of the previous Reporting Period, this Guarantee shall terminate only if the relevant Owner has advanced the funds required for payment of the estimated FuelEU Penalty before termination of the relevant Addendum.

5.	Representations and warranties: The Guarantor represents and warrants that:

(a) it is an entity duly organised and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Guarantee;

(b) no authorisation, approval, consent or order of, or registration or filing with, any court or other governmental body having jurisdiction over the Guarantor is required on the part of the Guarantor for execution and delivery of this Guarantee; and

(c) this Guarantee, when executed and delivered, will constitute a valid and legally binding agreement of the Guarantor.

6.	Miscellaneous: This Guarantee shall be binding upon the Guarantor, its successors and assigns and inure to the benefit of and be enforceable by V.Ships, its successors and assigns.

This Guarantee shall be governed by and construed in accordance with English law and arbitration as provided in each Management Agreement.

No term or provision of this Guarantee, included this provision, shall be amended, modified, altered, waived or supplemented except in writing duly signed by the Guarantor and V.Ships.

Any claim or demand under this Guarantee shall be in writing signed by one of your officers or attorneys-in-fact and may be served on us by E-mail to

All payments by us under this Guarantee shall be made without any set off or counterclaim and without deduction or withholding for or on account of any taxes, duties, or charges whatsoever unless we are compelled by law to deduct or withhold the same. In the later event we shall make the minimum deduction or withholding permitted and will pay such additional amounts as may be necessary in order that the net amount received by you after such deductions or withholdings shall equal the amount which would have been received had no such deduction or withholding been required to be made.

Capitalized terms used and not otherwise defined herein that are defined in the relevant Addendum shall have the meanings given such terms in the Management Agreement Addendum.

For and on behalf of the	For and on behalf of the
Guarantor	V. Ships Greece Ltd.
Name:	Name:
Title:	Title: